

Antoinette Zarate-Holmes · 3rd

 **Bloomstack**

Business Services Director at Bloomstack

Folsom, California, United States · 500+ connections ·

Contact info

Experience



Business Services Director
Bloomstack · Full-time
Jan 2020 – Present · 1 yr 4 mos

Company Owner
Veritas Consultant Group, Inc
Jul 2018 – Present · 2 yrs 10 mos
Sacramento, California Area



Senior Manager
MGO (Macias Gini & O'Connell LLP)
Jan 2017 – May 2018 · 1 yr 5 mos
Sacramento, California Area

Founded in 1987, MGO (Macias Gini & O'Connell LLP) is one of the fastest growing professional services firms in the country. With 250 employees in 8 offices throughout the Western United States, the firm offers a diverse array of assurance, tax, consulting, outsourcing and advisory services to clients that range from aerospace and engine ...see more



Senior Manager

ELLO LLC

Jan 2017 – May 2018 · 1 yr 5 mos

Sacramento, California Area

Born out of the need to provide professional services to an emerging industry, we've combined the best of industry experience and non-cannabis experience to provide services across a range of client-specific needs. Our professionals combine industry-leading expertise and proven solutions to help our clients navigate their toughest financial and opera …see more

Bookkeeping Division Manager

The Henry Levy Group

Jul 2013 – Dec 2016 · 3 yrs 6 mos

Sacramento, California Area

My team and I of bookkeeping service providers joined the HLG team in 2013. Now we work from our new Sacramento based office right near the state Capital. Previously, I worked as the CFO and founder of Veritas Bookkeeping and Consultants. I have provided hands on accounting support to clients in the greater Sacramento area and beyond with grea …see more

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